

December 22, 2010

Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

> **Re:** **Acquired Sales Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 10, 2010**
> **File No. 000-52520**

Dear Mr. Jacobs:

Our preliminary review of your preliminary information statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the schedule. We will not perform a detailed examination of the information statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Please provide all disclosure regarding the planned reverse merger as well as the required financial statements and other information.

We suggest that you consider filing a substantive amendment correcting the deficiencies.

Sincerely,

John Reynolds
Assistant Director

cc: David Hunt
Fax: (801) 906-6164